90% Gold Recovery Attained at Buckreef Oxide Test Plant

FOR IMMEDIATE RELEASE – September 8, 2021

TORONTO, September 8, 2021 (GLOBE NEWSWIRE) - Tanzanian Gold Corporation (TSX:TNX) (NYSE American:TRX) (TanGold or the Company) (operating through its wholly owned subsidiary in Tanzania) is pleased to announce that 90% gold recovery has been attained on a consistent basis at the oxide test plant at Buckreef Gold Company Limited’s (Buckreef Gold) project.

As previously disclosed in the Company’s Q3 2021 Management Discussion and Analysis (Q3-MD&A), the focus of the oxide test plant in the final two months was on recovery rates utilizing similar retention time and grind size design parameters as the 15 tonne per hour (tph) (360 tonnes per day (tpd)) and 40+ tph (960+ tpd) expansions.  The results of the gold recovery tests are above the gold recovery rates previously achieved at the oxide test plant, when the goal was to maximize gold production versus maximizing gold recovery rates. These higher gold recovery rates provide increased confidence in an already robust oxide mine plan. Higher gold recoveries increase revenue per tonne and lower costs per gold ounce versus lower gold recovery rates.

Highlights

•90% gold recovery systematically attained at the Buckreef Gold oxide test plant;

•Grindability of 85% passing 75µ (microns) screen aperture and retention times averaging 33 hours significantly improve gold recovery;

•The 90% gold recovery exceeds previously achieved and disclosed gold recovery rates; and

•Test plant studies are now complete for the oxide mill feed.

“The results of the focused oxide test plant aimed at maximizing recovery of the oxide mill feed have conclusively demonstrated 90% gold recoveries. I am delighted with the results and look forward to the finalization and commissioning of the 15 tph (360 tpd) operation.” noted Stephen Mullowney, CEO.

Methodology

The Buckreef Gold test plant process sampling involved taking the leach feed and tails pulp (slurry) samples on a shift basis (day and night shift). A one-liter scoop was taken after each hour in a shift to make a composite of twelve liters per shift.  This composite was homogenized and two liters of the slurry sample shipped to the analytical laboratory (METLAB AFRICA – in Geita, Tanzania) for aqua regia gold analysis. The sample was filtered and gold assayed in both solids and solution. The final gold grade in the feed and tails being obtained by the calculation that combines both solid and solution assay with the slurry percent solids value. 95 samples were analyzed between July and August 2021.

The laboratory pulverized the solid sample and took 50g sub sample for analysis. The rest of the sample is packed as a ‘reject sample’ and returned to site for quality checks. Twenty samples were selected for re-assay at the second lab (SGS - Mwanza). The samples included ten feed solids samples and 10 tails solids samples. The 20 samples were analyzed by the aqua regia method, and the obtained results were compared to the ones reported by METLAB AFRICA lab and used to calculate the gold recovery as previously discussed. The second set of samples substantiated the original assay samples.

Both laboratories have comprehensive internal QA/QC controls.

About Tanzanian Gold Corporation

Tanzanian Gold Corporation along with its joint venture partner, STAMICO is building a significant gold project at Buckreef in Tanzania that is based on an expanded Mineral Resource base and the treatment of its mineable Mineral Reserves in two standalone plants. Measured Mineral Resource now stands at 19.98MT at 1.99g/t gold containing 1,281,161 ounces of gold and Indicated Mineral Resource now stand at 15.89MT at 1.48g/t gold containing 755,119 ounces of gold for a combined tonnage of 35.88MT at 1.77g/t gold containing 2,036,280 ounces of gold. The Buckreef Project also contains an Inferred Mineral Resource of 17.8MT at 1.11g/t gold for contained gold of 635,540 ounces of gold. The Company is actively investigating and assessing multiple exploration targets on its property.  Please refer to the Company’s Updated Mineral Resources Estimate for Buckreef Gold Project, dated May 15, 2020, for more information.

Tanzanian Gold Corporation is advancing on three value-creation tracks:

1.Strengthening its balance sheet by expanding near-term production to 15,000 - 20,000 oz. of gold per year from the processing of oxide material from an expanded oxide plant.

2.Advancing Sulphide Development for a stand-alone plant that is substantially larger than previously modelled and targeting significant annual gold production.

3.Continuing with a drilling program to further test the potential of its property, Exploration Targets and Mineral Resource base by: (i) infill drilling to upgrade Mineral Resources currently in the Inferred category in Buckreef Main; (ii) step-out drilling in the northeast extension of Buckreef Main; (iii) infill drilling program of Buckreef West; (iv) develop exploration program for the newly discovered Anfield Zone; (v) upgrade historical resources at Bingwa and Tembo; (vi) identification of new prospects at Buckreef Gold Project and in the region.

For further information, please contact Michael Martin, Investor Relations, m.martin@tangoldcorp.com, 860-248-0999, or visit the Company website at www.tangoldcorp.com

Andrew M. Cheatle, P.Geo., the Company’s COO and Director, is the Qualified Person as defined by the NI 43-101 who has reviewed and assumes responsibility for the technical content of this press release.

The Toronto Stock Exchange and NYSE American have not reviewed and do not accept responsibility for the adequacy or accuracy of this release.

This press release contains certain forward-looking statements as defined in the applicable securities laws. No assurance can be given that Tanzanian Gold will be able to achieve the same level of gold recovery in the future as it did at the test oxide test plant during the months of July and August 2021. The actual achievements of Tanzanian Gold or other future events or conditions may differ materially from those reflected in the forward-looking statements due to a variety of risks, uncertainties and other factors. These risks are set forth under Item 3.D in Tanzanian Gold’s Form 20-F for the year ended August 31, 2020, as amended, as filed with the SEC and other reports that we subsequently file with the SEC. You can review and obtain copies of these filings from the SEC's website at http://www.sec.gov/edgar.shtml.